Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration Statement No. 333-278710

November 29, 2024

PROSPECTUS SUPPLEMENT NO. 3

MOBIX LABS, INC.

19,905,953 SHARES OF CLASS A COMMON STOCK

3,000,000 WARRANTS TO PURCHASE SHARES OF CLASS A COMMON STOCK

6,000,000 SHARES OF CLASS A COMMON STOCK UNDERLYING WARRANTS

This prospectus supplement amends the prospectus dated July 2, 2024 (as supplemented to date, the “Prospectus”) of Mobix Labs, Inc. a Delaware corporation (the “Company”), which forms a part of the Company’s Registration Statement on Form S-1, as amended (No. 333-278710). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in the (i) Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2024 and (ii) the Current Report on Form 8-K filed with the SEC on November 22, 2024, as set forth below. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.

Shares of our Class A Common Stock are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “MOBX”. On November 29, 2024, the closing price of our Class A Common Stock was $1.53.

Investing in the Company’s Class A Common Stock involves risks. See “Risk Factors” beginning on page 9 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 3 is November 29, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 25, 2024

MOBIX LABS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40621	98-1591717
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

15420 Laguna Canyon Road, Suite 100 Irvine, California	92618
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (949) 808-8888

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.00001 per share	MOBX	Nasdaq Global Market
Redeemable warrants, each warrant exercisable for one share of Class A Common Stock	MOBXW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

On November 25, 2024, Mobix Labs, Inc. issued a press release announcing that it has entered into a non-binding letter of intent to acquire Spacecraft Components Corp., a Nevada-based leader in high-precision, mission-critical components for aerospace, defense, and commercial applications. A copy of the press release is furnished as Exhibit 99.1. The transaction remains subject to the entry into a definitive agreement and final due diligence.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release issued by Mobix Labs, Inc. on November 25, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Mobix Labs, Inc.

Date: November 29, 2024	By:	/s/ Keyvan Samini
	Name:	Keyvan Samini
	Title:	President and Chief Financial Officer

Exhibit 99.1

Mobix Labs Announces Strategic Acquisition of Spacecraft Components

~ Strategic move expanding Mobix Labs’ reach in aerospace, defense, and transportation ~

~ Acquisition expected to increase Revenue and Earnings on Close ~

IRVINE, Calif.—(BUSINESS WIRE)—Nov. 25, 2024— Mobix Labs, Inc. (Nasdaq: MOBX), a global innovator in advanced connectivity solutions, today announced it has agreed to acquire Spacecraft Components Corp., a Nevada-based leader in high-precision, mission-critical components for aerospace, defense, and commercial applications. The acquisition, which is expected to close in the first quarter of 2025, represents a significant strategic milestone for Mobix Labs as it expands its presence into new markets and strengthens its leadership in key industries.

Spacecraft Components is recognized for its cutting-edge engineering and manufacturing capabilities. Spacecraft delivers electrical connector components and accessories that are vital to mission critical missile technology, submarines, naval ships, oil rigs, railcars, military and commercial jet aircraft, and many other applications. Notably, its components are utilized in the Patriot Missile—the U.S. Army’s primary missile defense system—and tactical manned and autonomous vehicles. Additionally, Spacecraft supplies key components for railcar systems in major metropolitan areas such as Chicago and New York.

Strategic Fit and Market Expansion

As a long-standing supplier to Mobix Labs, Spacecraft Components Corp. has provided high-quality components for Mobix Labs’ products. This acquisition is a natural fit, allowing Mobix Labs to integrate Spacecraft’s expertise and expand into the aerospace, military, and defense sectors; while also entering the transportation market as a new revenue stream.

“This acquisition is transformative for Mobix Labs, aligning with our strategy to diversify our markets and strengthen our position in mission-critical industries,” said Fabian Battaglia, CEO of Mobix Labs. “Spacecraft’s exceptional reputation and product offerings, combined with Mobix Labs’ innovation and expertise, will drive significant growth opportunities for both companies. We are thrilled to welcome their talented team to Mobix Labs as we shape a stronger future together.”

Operational and Financial Impact

The acquisition is expected to increase Mobix Labs’ workforce by approximately 150 employees, primarily based in Nevada. Spacecraft Components reported unaudited revenues of $18.1 million in 2023, with forecasted growth for the next two years. Spacecraft’s compiled unaudited non-GAAP financials represent it has positive earnings and cash flow. The acquisition is expected to be accretive to Mobix Labs’ earnings. If the transaction closes as anticipated, it will materially increase Mobix Labs’ revenue in fiscal year 2025.

“This partnership provides an exciting opportunity for Spacecraft to grow alongside Mobix Labs,” said Craig Wiseman, President of Spacecraft Components. Wiseman also stated that “by combining our manufacturing expertise with Mobix Labs’ advanced technologies, we are poised to deliver even greater value to our customers across the aerospace, defense, and transportation sectors.”

Transaction Details and Closing Conditions

The terms of the transaction include a purchase price ranging from $18 million to $24 million, with consideration to be paid in a combination of cash and equity, subject to earnout provisions, all of which will be finalized subject to completion of due diligence. The deal remains subject to final due diligence and the approval of the boards of directors of both companies.

About Mobix Labs, Inc.

Based in Irvine, California, Mobix Labs designs, develops and sells components and systems for advanced wireless and wired connectivity, radio frequency (“RF”), switching and filtering technologies. The Company’s solutions are used in aerospace, defense, 5G, medical, industrial and other high-reliability markets. The Company’s True Xero active optical cables are designed to meet customer needs for high-quality active optical cable solutions at an affordable price. The Company’s electromagnetic filtering products are used in military and aerospace applications. These technologies are designed for large and rapidly growing markets where there are increasing demands for higher-performance communication and filtering systems that utilize an expanding mix of both wireless and connectivity technologies. More information on the company can be found by visiting http://www.mobixlabs.com or by following us on X @MobixLabsInc and LinkedIn.

About Spacecraft Components Corp.

Spacecraft Components Corp., founded in 1962, is a leader in manufacturing and distributing specialized connectors. The company serves various industries, including transportation, military, aerospace, and industrial sectors. The company produces a wide range of connectors and related accessories, designed to meet strict industry standards, including MIL-SPEC qualifications. Spacecraft Components Corp. is known for its ability to provide custom solutions to meet unique customer needs. With its facility in Nevada and a team of skilled professionals, Spacecraft Components Corp. remains a trusted name in the connector industry, delivering quality products and excellent service to its clients.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about capturing additional opportunities in the future, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, such as Mobix Labs’ ability to close the Spacecraft Components acquisition pursuant to the terms of any agreement entered into by and between the parties, deliver parts or to develop technology in connection with the systems provided by Spacecraft Components to its customers. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. All information provided in this press release is as of the date of this press release, and Mobix Labs undertakes no duty to update such information, except as required under applicable law.

Media Contact:

Jeff Fox, The Blueshirt Group

jeff@blueshirtgroup.com

Investor Contact:

Lori Barker, The Blueshirt Group

lori@blueshirtgroup.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 18, 2024

MOBIX LABS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40621	98-1591717
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

15420 Laguna Canyon Road, Suite 100 Irvine, California	92618
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (949) 808-8888

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.00001 per share	MOBX	Nasdaq Global Market
Redeemable warrants, each warrant exercisable for one share of Class A Common Stock	MOBXW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On November 18, 2024, Mobix Labs, Inc. (the “Company”) received a delinquency notification letter (the “Notice”) from the Listing Qualifications Staff (the “Staff”) of Nasdaq due to the non-compliance with Nasdaq Listing Rule 5450(a)(1) (the “Listing Rule”), which requires listed securities to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”). The notification of noncompliance has no immediate effect on the listing or trading of the Company’s common stock.

The Company has 180 calendar days, or until May 19, 2024, to regain compliance with the Minimum Bid Price Requirement. To regain compliance, the closing bid price of the Company’s common stock must meet or exceed $1.00 per share for a minimum of ten consecutive business days during this 180-calendar day compliance period. In the event the Company does not regain compliance with the minimum bid price requirement by May 18, 2024, the Company may be eligible for an additional 180-calendar day compliance period if it elects to transfer to The Nasdaq Capital Market to take advantage of the additional compliance period offered on that market. To qualify, the Company would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and would need to provide written notice of its intention to cure the bid price deficiency during the second compliance period by effecting a reverse stock split if necessary. In the event the Company fails to regain compliance or is not permitted to transfer to The Nasdaq Capital Market before the initial compliance period expires, the Company will receive a written notification from Nasdaq that its common stock is subject to delisting. If the Company were to receive such a notification, the Company could appeal Nasdaq’s determination to delist its common stock, but there can be no assurance Nasdaq would grant the Company’s request for continued listing.

The Company intends to actively monitor the bid price of its common stock and will consider available options to regain compliance with the minimum bid price requirement. There can be no assurance that the Company will be able to regain compliance with Nasdaq Listing Rule 5450(a)(1) or will otherwise be in compliance with other Nasdaq listing requirements. As previously disclosed in the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2024, on August 9, 2024, the Company received a delinquency notification letter from the Staff due to the non-compliance with Listing Rule 5550(b)(2) as a result of the Company’s failure to maintain a minimum Market Value of Listed Securities of $50 million between June 24, 2024 and August 8, 2024.

Forward-Looking Statements

This Form 8-K contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this Form 8-K are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For example, there can be no assurance that the Company will regain compliance with the Minimum Bid Price Requirement or otherwise meet Nasdaq compliance standards, that Nasdaq will grant the Company any relief from delisting as necessary or that the Company can ultimately meet applicable Nasdaq requirements for any such relief. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to the risks and uncertainties set forth under the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” disclosures contained in Mobix Labs’ Securities and Exchange Commission (“SEC”) filings, including the prospectus filed on August 29, 2024, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and any subsequent SEC filings. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, and the Company does not undertake any duty to update these forward-looking statements, except as otherwise required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Mobix Labs, Inc.

Date: November 22, 2024	By:	/s/ Keyvan Samini
	Name:	Keyvan Samini
	Title:	President and Chief Financial Officer